REX American Resources Corporation

7720 Paragon Road

Dayton, Ohio 45459

(937) 276-3931

February 10, 2016

Mail Stop 4631

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	REX American Resources Corporation Form 10-K for Fiscal Year Ended January 31, 2015, Filed March 31, 2005 File No. 001-09097

Dear Mr. Cash:

This letter acknowledges our receipt of your comment letter dated January 28, 2016, and confirms our discussion with Ernest Greene regarding an extension. As agreed, REX will respond to your comment letter no later than February 29, 2016.

Should you have any questions, please contact Douglas L. Bruggeman at (937) 276-3931 ext. 220 (or by fax at (937) 276-8643 or e-mail dbruggeman@rexamerican.com). Thank you.

Sincerely,

/s/ Douglas L. Bruggeman

Douglas L. Bruggeman

Vice President-Finance, Chief Financial Officer and Treasurer